[RITE AID LETTERHEAD]

March 29, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3628

Washington, D.C. 20549

Attn:       David L. Orlic, Esq.

        Special Counsel

RE:	Rite Aid Corporation
Schedule TO-I
Filed March 21, 2011 (File No. 5-32247)

Dear Mr. Orlic:

On behalf of Rite Aid Corporation (the “Company”), I am hereby responding to the request by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 25, 2011, in connection with the above-captioned Schedule TO-I, to confirm the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Marc A. Strassler
Marc A. Strassler
Executive Vice President,
General Counsel and Secretary